EXHIBIT 7.2

                                             Basel, 1 May 1995



Extension of Roche's Buyout option for outstanding Genentech shares. Genentech retains Independence with closer marketing ties to Roche.

Roche and Genentech have agreed to extend Roche's call option on outstanding Genentech stock for a four year period at a predetermined price that escalates quarterly ending on 30 June 1999 with a strike price of US$82 per share. Genentech shareholders will have a put option at a price of US$60 per share, exercisable only during a 30 day period following the termination of the four year call option. In addition and independent of the redemption right Roche has the right to purchase in the open market up to a maximum of 79.9 percent of Genentech stock. Under the agreement Genentech is granting Roche an option on exclusive worldwide commercial rights to all of its new products outside the US.

The new agreement underlines Roche's commitment for Genentech and it's employees to maintain independent operations in a climate of entrepreneurial and intellectual creativity. Genentech's innovative products will increasingly benefit from Roche's global marketing development and sales resources.

The agreement was signed with the approval of the boards of both companies but is still subject to approval by Genentech shareholders and regulatory authorities.

Roche acquired a majority stake (60 percent) of Genentech in 1990 under an agreement which also gave Roche the option to redeem all outstanding Genentech shares by 30 June 1995. The agreement foresaw the redemption price per share rising to US$60 per share on 1 April 1995. It also allowed Roche to acquire on the open market a further 15 percent of Genentech stock beyond the initial 60 percent holding. Currently Roche holds approximately 66 percent of Genentech shares outstanding.

Roche now has the right to exercise its option, providing it does so for all Genentech's outstanding shares, at US$ 61.25 per share from 1 July 1995 to 30 September 1995. Thereafter the redemption price increases by US$1.25 per share every three months to US$70 on 1 April, 1997. From 1 July to 30 September 1997 the redemption price is US$71.50 per share and thereafter increases by US$1.50 per share every three months to reach US$82 on 1 April 1999.

Media contact:
         Max W. Gurtner +41/61/699 55 54 or +41/77/45 62 96

Investor contact:
         M.F. Rutimeyer +41/61/688 80 56 or +41/77/45 82 93